1345 Avenue of the Americas New York, NY 10105 Telephone: (212) 370-1300 Facsimile: (212) 370-7889 www.egsllp.com

VIA EDGAR

January 7, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Pam Howell, Esq.

Re:	Global Partner Acquisition Corp II Amendment No. 1 to Form S-1 Filed December 31, 2020 File No. 333-251558

Dear Ms. Howell,

On behalf of Global Partner Acquisition Corp II (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated January 5, 2021, regarding Amendment No. 1 to the Company’s Form S-1, which amendment was filed on December 31, 2020 (“Amendment No. 1”). Contemporaneously with the transmission of this response, the Company is filing Amendment No. 2 to its Form S-1 (“Amendment No. 2”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Form S-1 filed December 31, 2020

Part II

Exhibits and Financial Statement Schedules, page II-3

1.	We note that the Units being registered have contingent rights as part of the unit. Please revise your legality opinion to also opine upon the contingent rights.

In response to this comment, in Amendment No. 2, the Company has revised Exhibit 5.1 and has added a Rights Agreement as a new Exhibit 4.5. In addition, the Company has made corresponding changes on the cover page of the prospectus and on pages 2, 50, 162 and 163 of Amendment No. 2.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com, or Anthony Ain on 978-844-1486 (mobile) or at his email address, aain@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Paul J. Zepf, Chief Executive Officer, Global Partner Acquisition Corp II